ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34835
November 20, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

NTT Urban Development Corporation - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Semi-Annual Report Release for the Six Months Ended September 30, 2007; and

2. Press release dated November 1, 2007 and entitled "NTT Urban Development Group Medium-Term Management Plan 2010".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1197, facsimile +813-6888-3197).

Very truly yours,

Kagayaki Funakoshi

Enclosures

11/29

File No. 82-34835

(Summary English Translation)

Semi-Annual Report Release for the Six Months Ended September 30, 2007

November 1, 2007

NTT URBAN DEVELOPMENT CORPORATION

Stock Exchanges:
Tokyo Stock Exchange,
First Section

Code Number: 8933

(URL http://www.nttud.co.jp/)

Representative: Masaki Mitsumura
President and Chief Executive Officer

Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Finance Department

Tel.: (03) 6811-6424

Scheduled Date of Filing of Semi-Annual Report:
December 18, 2007

Commencement Date of Payment of Dividends:
December 5, 2007

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

1. Consolidated Business Results (April 1, 2007 through September 30, 2007)

(1) Consolidated Results of Operations

(Percentage figures are compared to the same period of the prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Six months ended September 30, 2007	¥56,604 million (1.6%)	¥11,056 million (-3.6%)	¥9,970 million (-6.0%)	¥5,985 million (-4.1%)
Six months ended September 30, 2006	¥55,733 million (21.3%)	¥11,467 million (19.9%)	¥10,610 million (29.3%)	¥6,239 million (59.6%)
Year ended March 31, 2007	¥128,215 million	¥25,091 million	¥22,938 million	¥12,995 million

	Net Income per Share	Net Income per Share (fully diluted)
Six months ended September 30, 2007	¥1,818.79	–
Six months ended September 30, 2006	¥9,478.86	–
Year ended March 31, 2007	¥3,948.64	–

(Reference)
Investment profit and loss in equity method:
Six months ended September 30, 2007: 1,144 million yen
Six months ended September 30, 2006: 875 million yen
Year ended March 31, 2007: 1,624 million yen

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of September 30, 2007	¥628,417 million	¥129,481 million	20.6%	¥39,315.87
As of September 30, 2006	¥542,812 million	¥120,064 million	22.1%	¥182,402.54
As of March 31, 2007	¥581,848 million	¥125,169 million	21.5%	¥38,007.98

(Reference)
Shareholders' Equity:
As of September 30, 2007: 129,396 million yen
As of September 30, 2006: 119,980 million yen
As of March 31, 2007: 125,091 million yen

(3) Consolidated Statement of Cash Flow

	Cash Flow provided by Operating Activities	Cash Flow provided by Investing Activities	Cash Flow provided by Financing Activities	Cash and Cash Equivalents at End of Period
Six months ended September 30, 2007	-¥14,408 million	-¥39,552 million	¥55,151 million	¥3,445 million
Six months ended September 30, 2006	¥1,757 million	-¥19,976 million	¥8,561 million	¥9,847 million
Year ended March 31, 2007	-¥5,076 million	-¥32,995 million	¥20,823 million	¥2,255 million

2. Dividends

<table>
<tr><td></td><td colspan="3">Dividends per Share</td></tr>
<tr><td>(Record Date)</td><td>Interim period end</td><td>Year end</td><td>Annual</td></tr>
<tr><td>Year ended March 31, 2007</td><td>¥2,500.00</td><td>¥500.00</td><td>¥3,000.00</td></tr>
<tr><td>Year ending March 31, 2008</td><td>¥500.00</td><td></td><td rowspan="2">¥1,000.00</td></tr>
<tr><td>Year ending March 31, 2008 (Forecast)</td><td></td><td>¥500.00</td></tr>
</table>

(Note)
The dividend for interim period end for the year ended March 31, 2007 of 2,500 yen is based on total issued shares prior to the implementation of the five-for-one stock split effective January 1, 2007. The year end dividend for the year ended March 31, 2007 of 500 yen and the dividends for interim period end and year end for the year ending March 31, 2008 of 500 yen each is calculated based on total issued shares after the implementation of such stock split.

3. Forecast of Consolidated Business Results (April 1, 2007 through March 31, 2008)

(Percentage figures are compared to prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Annual	¥138,000 million (7.6%)	¥28,000 million (11.6%)	¥24,500 million (6.8%)	¥14,000 million (7.7%)	¥4,253.77

4. Others

(1) Changes in significant subsidiaries during the year (Changes in specified subsidiaries resulting in change in scope of consolidation): Not applicable.

New: – Exception: –

(2) Changes in accounting principles and procedures and method of presentation regarding preparation of consolidated financial statements

(i) Changes due to revision of accounting standard, etc.: Applicable.

(ii) Changes other than (i): Not applicable.

(3) Number of outstanding shares (Common stock)

(i) Total number of outstanding shares (including treasury stock) as of the end of each period:
As of September 30, 2007: 3,291,200 shares
As of September 30, 2006: 658,240 shares
As of March 31, 2007: 3,291,200 shares

(ii) Total number of treasury stock as of the end of each period:
As of September 30, 2007: – shares
As of September 30, 2006: – shares
As of March 31, 2007: – shares

(For reference) Outline of Non-Consolidated Business Results

1. Non-Consolidated Business Results (April 1, 2007 through September 30, 2007)

(1) Non-Consolidated Results of Operations

(Percentage figures are compared to the same period of the prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Six months ended September 30, 2007	¥52,359 million (3.1%)	¥10,592 million (-3.6%)	¥9,513 million (0.7%)	¥5,574 million (0.4%)
Six months ended September 30, 2006	¥50,792 million (21.0%)	¥10,991 million (18.0%)	¥9,444 million (19.0%)	¥5,553 million (47.8%)
Year ended March 31, 2007	¥119,077 million	¥24,266 million	¥22,114 million	¥12,526 million

	Net Income per Share
Six months ended September 30, 2007	¥1,693.82
Six months ended September 30, 2006	¥8,437.16
Year ended March 31, 2007	¥3,805.99

(2) Non-Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of September 30, 2007	¥615,933 million	¥126,893 million	20.6%	¥38,555.27
As of September 30, 2006	¥538,537 million	¥117,672 million	21.9%	¥178,768.78
As of March 31, 2007	¥568,048 million	¥122,999 million	21.7%	¥37,372.34

(Reference)
Shareholders' Equity:
As of September 30, 2007: 126,893 million yen
As of September 30, 2006: 117,672 million yen
As of March 31, 2007: 122,999 million yen

(Notice for the proper use of the Forecast of Business Result, and other special notations)

1. *The description regarding the future, such as the forecast of business result hereof, are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to various subsequent factors such as changes in business environment.*
2. *The Company has implemented a five-for-one stock split effective January 1, 2007 to the shareholders as of December 31, 2006. "Net Income per Share (Consolidated and Non-Consolidated)" and "Net Assets per Share (Consolidated and Non-Consolidated)" for the six months ended September 30, 2006 is calculated based on total shares issued prior to the implementation of such stock split.*

File No. 82-34835

(Summary English Translation)

November 1, 2007

NTT URBAN DEVELOPMENT CORPORATION
(Tokyo Stock Exchange (First Section) Code No. 8933)

NTT Urban Development Group Medium-Term Management Plan 2010

NTT Urban Development Corporation (hereinafter referred to as the "Company") (President and Chief Executive Officer: Masaki Mitsumura; Location of Head Office: 14-1, Sotokanda 4-chome, Chiyoda-ku, Tokyo) has achieved the managerial goal of fiscal year 2007 by the end of fiscal year 2006, a year ahead of schedule, as a result of implementation of the medium-term management plan "C&P07 (Change & Proceed to 2007)" covering through this year.

Taking such circumstances into consideration and based on the foundation for growth established through C&P07, the Company has designed a new medium-term management plan for the period from fiscal year 2008 to fiscal year 2010, to pursue continuous development and growth of its core business.

During this period, the Company will also actively challenge to exploit new growth areas and aim for further increase of the corporate value.

1. Business Strategies

   I. Development and Growth of the Company's Core Business - Leasing Business and Residential Property Sales Business

   II. Exploitation of New Growth Areas

   III. Reinforcement of Management Foundation Contributing to Long-term Stable Growth

2. Major Contents of the Efforts

I. Development and Growth of the Company's Core Business - Leasing Business and Residential Property Sales Business

1. Reinforcement of Development Capability

- Efforts toward reinforcement of development capability

  Aims for sustainable growth of the core business by reinforcing development capability through diversification of development methods, expansion of area development and diversification of subjects of development.

- Projects to be completed

  In progress in major cities throughout Japan, mainly in the Tokyo metropolitan area and Kansai area.

  Various subjects of development, from office buildings to hotels.

2. Enhancement of Profitability

- Leasing business

  Aims for profit increase through strategic efforts for increase in rent such as active investments in refurbishing, and further strengthening of marketing for tenants.

- Residential property sales business

  Aims for further profit increase in residential property sales business through active development of the high-quality "Wellith" condominiums, enhancement of condominiums' added-value by introducing advanced information technologies etc. capitalizing on strengths of the NTT Group, reinforcement of after-sale service systems, and engagement in the sales business for investors.

3. Cooperation with the NTT Group

- Acquirement of development projects which capitalize on strengths of the NTT Group

- Promotion of development of lands held by the NTT Group

II. Exploitation of New Growth Areas

- Promotion of fund business and asset solution business

  Aggressive utilization of fund schemes and establishment of the asset solution business.

- Expansion of current non-core business

  Business expansion of building management companies and restaurant companies.

- Expansion of new business

  Aggressive expansion of new business by utilizing M&A and business alliance, especially in real property related areas.

- Promotion of international business

  Extension of core business to foreign countries, mainly in Asia.

III. Reinforcement of Management Foundation Contributing to Long-term Stable Growth

- Reinforcement of business foundation

  Securement of management transparency and reinforcement of internal control, establishment of CSR based management foundation and enrichment of human resources.

- Financial policy conducive to the increase in corporate value

  Balance of maintenance of financial strength and shareholder-focused management.

3. Financial Targets for the Fiscal Year 2010

Operating Revenues	180 billion yen
Operating Income	36 billion yen
Ordinary Income	30.5 billion yen
Operating Margin Ratio	20.0%

END